SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549


                                  FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                              File No. 0-17140

                        For the month of March, 2008

                                Tomkins plc

              (Translation of registrant's name into English)

                 East Putney House, 84 Upper Richmond Road,
                      London SW15 2ST, United Kingdom
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.

1.  Safe Harbour Statement

2. Notification of Interests of Directors or PDMRs and Connected Persons dated 7 August 2007

3. Notification of Interests of Directors or PDMRs and Connected Persons dated 13 August 2007

4.  Notification of Major Interests in Shares dated 20 September 2007

5.  Notification of Major Interests in Shares dated 24 September 2007

6.  Notification of Major Interests in Shares dated 2 November 2007

7.  Notification of Major Interests in Shares dated 16 November 2007

8.  Notification of Major Interests in Shares dated 16 November 2007

9.  Notification of Major Interests in Shares dated 20 November 2007

10. Tomkins sell Dearborn Mid-West dated 26 November 2007

11. Directorate Change dated 29 November 2007

12. Total Voting Rights dated 31 January 2008

13. Tomkins aquires A.E. Hydraulic dated 3 March 2008

14. Transaction in Own Shares dated 17 March 2008


Exhibit 1

This document may contain "forward-looking statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.


Exhibit 2


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

(7 Reports)



Report 1


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

     1.  Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)


3. Name of person discharging managerial responsibilities/director

David Baxter Newlands


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - David Baxter Newlands


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

David Baxter Newlands


8 State the nature of the transaction

Market purchase of shares


9. Number of shares, debentures or financial instruments relating to shares acquired

2,000


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00023%


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

244.00p


14. Date and place of transaction

7 August 2007, London, UK.


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

322,515

0.03658%


16. Date issuer informed of transaction

7 August 2007


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


18. Period during which or date on which it can be exercised


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved (class and number)


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification


23. Any additional information

None


24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) +44 (0)20 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)


Date of notification

7 August 2007


Report 2


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)


3. Name of person discharging managerial responsibilities/director

Richard Dunnell Gillingwater


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Richard Dunnell Gillingwater


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Richard Dunnell Gillingwater


8 State the nature of the transaction

Market purchase of shares


9. Number of shares, debentures or financial instruments relating to shares acquired

2,000


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00023%


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

244.00p


14. Date and place of transaction

7 August 2007, London, UK.


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)


9,000

0.00102%


16. Date issuer informed of transaction

7 August 2007


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


18. Period during which or date on which it can be exercised


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved (class and number)


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification


23. Any additional information

None


24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) +44 (0)20 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)


Date of notification

7 August 2007


Report 3


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)


3. Name of person discharging managerial responsibilities/director

John McDonough


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - John McDonough


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

John McDonough


8 State the nature of the transaction

Market purchase of shares


9. Number of shares, debentures or financial instruments relating to shares acquired

2,000


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00023%


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

244.00p


14. Date and place of transaction

7 August 2007, London, UK.


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

7,000

0.00079%


16. Date issuer informed of transaction

7 August 2007


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


18. Period during which or date on which it can be exercised


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved (class and number)


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification


23. Any additional information

None


24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) +44 (0)20 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)


Date of notification

7 August 2007


Report 4



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.


     1.  Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)


3. Name of person discharging managerial responsibilities/director

Iain John Grant Napier


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Iain John Grant Napier


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Iain John Grant Napier


8 State the nature of the transaction

Market purchase of shares


9. Number of shares, debentures or financial instruments relating to shares acquired

2,000


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00023%


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

244.00p


14. Date and place of transaction

7 August 2007, London, UK.


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

2,000

0.00023%


16. Date issuer informed of transaction

7 August 2007


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


18. Period during which or date on which it can be exercised


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved (class and number)


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification


23. Any additional information

None


24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) +44 (0)20 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)


Date of notification

7 August 2007



Report 5



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.


1.  Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)


3. Name of person discharging managerial responsibilities/director

David Hedley Richardson


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - David Hedley Richardson


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

David Hedley Richardson


8 State the nature of the transaction

Market purchase of shares


9. Number of shares, debentures or financial instruments relating to shares acquired

2,000


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00023%


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

244.00p


14. Date and place of transaction

7 August 2007, London, UK.


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

17,729

0.00201%


16. Date issuer informed of transaction

7 August 2007


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


18. Period during which or date on which it can be exercised


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved (class and number)


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification


23. Any additional information

None


24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) +44 (0)20 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)


Date of notification

7 August 2007


Report 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)


3. Name of person discharging managerial responsibilities/director

Struan Robertson


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Struan Robertson


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Dave Duncan Struan Robertson


8 State the nature of the transaction

Market purchase of shares


9. Number of shares, debentures or financial instruments relating to shares acquired

2,000


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00023%


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

244.00p


14. Date and place of transaction

7 August 2007, London, UK.


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

10,500

0.00119%


16. Date issuer informed of transaction

7 August 2007


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


18. Period during which or date on which it can be exercised


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved (class and number)


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification


23. Any additional information

None


24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) +44 (0)20 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)


Date of notification

7 August 2007


Report 7


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)


3. Name of person discharging managerial responsibilities/director

Leo Martin Quinn


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Leo Martin Quinn


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Leo Martin Quinn


8 State the nature of the transaction

Market purchase of shares


9. Number of shares, debentures or financial instruments relating to shares acquired

2,000


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00023%


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

244.00p


14. Date and place of transaction

7 August 2007, London, UK.


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

2,000

0.00023%


16. Date issuer informed of transaction

7 August 2007


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


18. Period during which or date on which it can be exercised


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved (class and number)


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification


23. Any additional information

None


24. Name of contact and telephone number for queries


Denise Burton (Deputy Company Secretary) +44 (0)20 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification


Denise Burton (Deputy Company Secretary)


Date of notification


7 August 2007


END

Exhibit 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1 Report


This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.


1.  Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)


3. Name of person discharging managerial responsibilities/director


Iain John Grant Napier


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Iain John Grant Napier


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Iain John Grant Napier


8 State the nature of the transaction

Market purchase of shares


9. Number of shares, debentures or financial instruments relating to shares acquired

3,000


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00034%


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

226.50p


14. Date and place of transaction

10 August 2007, London, UK.


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

5,000

0.00057%


16. Date issuer informed of transaction

10 August 2007


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


18. Period during which or date on which it can be exercised


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved (class and number)


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification


23. Any additional information

None


24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) +44 (0)20 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)


Date of notification

13 August 2007


END

Exhibit 4

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

    Tomkins plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

    An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

    An event changing the breakdown of voting rights: (    )

    Other (please specify) : (  )


3. Full name of person(s) subject to the notification obligation:

    Sprucegrove Investment Management

4. Full name of shareholder(s) (if different from 3.) :


5. Date of the transaction (and date on which the threshold is crossed or reached if different):

    18 September 2007

6. Date on which issuer notified:

    20 September 2007

7. Threshold(s) that is/are crossed or reached:

    5%

8. Notified details:


A: Voting rights attached to shares



Class/type of shares if possible             Situation previous to the Triggering transaction
using the ISIN CODE
                                   Number of shares                  Number of voting Rights

Ordinary shares of 5p each         50,585,856                        50,585,856
(GB0008962655)



Resulting situation after the triggering transaction

 Class/type of shares if       Number of shares           Number of voting rights                % of voting rights
 possible using the ISIN CODE
                               Direct                     Direct         Indirect                Direct       Indirect

 Ordinary shares of 5p each    43,969,223                 43,969,223                             4.987%
 (GB0008962655)


B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial   Expiration Date         Exercise/Conversion          Number of voting rights       % of voting rights
instrument                                  Period/ Date                 that may be acquired if the
                                                                         instrument is exercised/
                                                                         converted.



Total (A+B)
Number of voting rights          % of voting rights

43,969,223                       4.987%



9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :


Proxy Voting:

10. Name of the proxy holder:


11. Number of voting rights proxy holder will cease to hold:


12. Date on which proxy holder will cease to hold voting rights:


13. Additional information:


14. Contact name:


    Denise Burton
    Deputy Company Secretary
    Tomkins plc


15. Contact telephone number:

         +44 (0)20 8871 4544

Exhibit 5

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

    Tomkins plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( X )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )


3. Full name of person(s) subject to the notification obligation:

    Newton Investment Management Limited

4. Full name of shareholder(s) (if different from 3.) :

    Newton Investment Management Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

    20 September 2007

6. Date on which issuer notified:

    21 September 2007

7. Threshold(s) that is/are crossed or reached:

    Decrease from 4.00% to 3.96%

8. Notified details:

    Sale of 338,605 shares

A: Voting rights attached to shares

Class/type of shares if possible             Situation previous to the Triggering transaction
using the ISIN CODE
                                   Number of shares                  Number of voting Rights

Ordinary shares of 5p each         35,226,472                        35,226,472
(ISIN GB0008962655)

Resulting situation after the triggering transaction

 Class/type of shares if       Number of shares           Number of voting rights                % of voting rights
 possible using the ISIN CODE
                               Direct                     Direct         Indirect                Direct       Indirect

 Ordinary shares of 5p each    N/A                        N/A            34,887,867              N/A          3.96%
 (ISIN GB0008962655)


B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial   Expiration Date         Exercise/Conversion          Number of voting rights       % of voting rights
instrument                                  Period/ Date                 that may be acquired if the
                                                                         instrument is exercised/
                                                                         converted.



Total (A+B)
Number of voting rights          % of voting rights

34,887,867                       3.96%



9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Newton Investment Management Limited hold these shares as a discretionary Investment Manager.

Proxy Voting:

10. Name of the proxy holder:

    N/A

11. Number of voting rights proxy holder will cease to hold:

    N/A

12. Date on which proxy holder will cease to hold voting rights:

    N/A

13. Additional information:

    N/A

14. Contact name:

    N C Porter
    Company Secretary
    Tomkins plc


15. Contact telephone number:

         +44 (0)20 8871 4544

Exhibit 6

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

    Tomkins plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( X )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

    An event changing the breakdown of voting rights: (    )

    Other (please specify) : (    )


3. Full name of person(s) subject to the notification obligation:

    Newton Investment Management Limited

4. Full name of shareholder(s) (if different from 3.) :


5. Date of the transaction (and date on which the threshold is crossed or reached if different):

    31 October 2007

6. Date on which issuer notified:

    02 November 2007

7. Threshold(s) that is/are crossed or reached:

    Decrease from 3.21% to 2.53%

8. Notified details:

    Sale of 6,012,201 shares

A: Voting rights attached to shares

Class/type of shares if possible             Situation previous to the Triggering transaction
using the ISIN CODE
                                   Number of shares                  Number of voting Rights

Ordinary shares of 5p each         28,292,233                        28,292,233
(ISIN GB0008962655)

Resulting situation after the triggering transaction


 Class/type of shares if       Number of shares           Number of voting rights                % of voting rights
 possible using the ISIN CODE
                               Direct                     Direct         Indirect                Direct       Indirect

 Ordinary shares of 5p each    N/A                        N/A            22,280,032              N/A          2.53%
 (ISIN GB0008962655)


B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial   Expiration Date         Exercise/Conversion          Number of voting rights       % of voting rights
instrument                                  Period/ Date                 that may be acquired if the
                                                                         instrument is exercised/
                                                                         converted.



Total (A+B)
Number of voting rights          % of voting rights

22,280,032                       2.53%



9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Newton Investment Management Limited hold these shares as a discretionary Investment Manager.

Proxy Voting:

10. Name of the proxy holder:

    N/A

11. Number of voting rights proxy holder will cease to hold:

    N/A

12. Date on which proxy holder will cease to hold voting rights:

    N/A

13. Additional information:

    N/A

14. Contact name:

    N C Porter
    Company Secretary
    Tomkins plc


15. Contact telephone number:

         +44 (0)20 8871 4544

Exhibit 7




TR-1(1):               NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Identity of the issuer or the underlying issuer of existing shares
to which voting rights are attached(2):                    Tomkins plc

2. Reason for the notification     (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights                                X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation(3):  NWQ Holdings, LLC


                                                                    Nuveen Investments, Inc.


                                                                  Windy City Investments, Inc.


                                                             Windy City Investments Holdings, LLC


                                                                    MDCP Holdco (Windy), LLC


                                                           Madison Dearborn Capital Partners V-A,
                                                                           L.P.
                                                          Madison Dearborn Capital Partners V-C,
                                                                                           L.P.


                                                                            Madison Dearborn Capital Partners V
                                                                                     Executive-A, L.P.


                                                                           Madison Dearborn Partners V-A&C, L.P.

4. Full name of shareholder(s) (if different from 3.)(4):

5. Date of the transaction (and date on which the threshold is crossed               13 November 2007
or reached if different)(5):

6. Date on which issuer notified:                                                    15 November 2007

7. Threshold(s) that is/are crossed or reached:                                             7%

8. Notified details:


A: Voting rights attached to shares

Class/type of shares   Situation   previous   to  Resulting situation after the triggering transaction(7)
                       the            triggering
 if  possible   using  transaction (6)
the ISIN CODE

                       Number of      Number of   Number     of  Number of voting  rights  % of voting rights
                       Shares         Voting      shares         ix
                                      Rights
                                      viii
                                                  Direct         Direct    Indirect xi     Direct       Indirect
                                                                 x

 GB0008962655           None                          1,449,500                 1,449,500                        0.16%

 US8900302089           None                         16,103,764                16,103,764                        7.31%


B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial         Expiration      Exercise/ Conversion        Number of voting rights      % of voting
instrument                date xiii       Period/ Date xiv            that may be acquired if      rights
                                                                      the instrument is
                                                                      exercised/ converted.

             N/A

Total (A+B)

Number of voting rights                                   % of voting rights

 65,864,556  (this total represents total ADRs converted      7.47%
into Ordinary share equivalents in addition to Ordinary shares held 1 ADR=4 ORDs)


9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The voting rights are held by Tradewinds Global Investors, LLC which is controlled by NWQ Holdings, LLC, which is in turn controlled by Nuveen Investments, Inc, which is in turn controlled by Windy City Investments, Inc., which is in turn controlled by Windy City Investments Holdings, L.L.C., which is in turn controlled by MDCP Holdco (Windy), LLC, which is in turn controlled by Madison Dearborn Partners V-A&C, L.P. through its management of various private equity funds: Madison Dearborn Capital Partners V-A, L.P., Madison Dearborn Capital Partners V-C, L.P., and Madison Dearborn Capital Partners V Executive-A, L.P.


Tradewinds Global Investors, LLC notified its interest to the issuer separately on 15 November 2007 and its interest has not changed.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:



13. Additional information:

14. Contact name:                    N C Porter, Company Secretary, Tomkins plc

15. Contact telephone number               +44 (0)20 8871 4544:

Exhibit 8


TR-1(1):               NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Identity of the issuer or the underlying issuer of existing shares
to which voting rights are attached(2):                     Tomkins plc

2. Reason for the notification     (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights                  X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):



3. Full name of person(s) subject to the notification obligation(3):         Tradewinds Global Investors, LLC

4. Full name of shareholder(s) (if different from 3.)(4):

5. Date of the transaction (and date on which the threshold is crossed                 18 June 2007
or reached if different)(5):

6. Date on which issuer notified:                                                    15 November 2007

7. Threshold(s) that is/are crossed or reached:                                    Decrease to under 8%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares   Situation   previous  to  Resulting situation after the triggering transaction(7)
                       the           triggering
 if  possible   using  transaction (6)
the ISIN CODE

                       Number of      Number     Number      of  Number of voting  rights  % of voting rights
                       Shares         of         shares          ix
                                      Voting
                                      Rights
                                      viii
                                                 Direct          Direct    Indirect xi     Direct       Indirect
                                                                 x
 GB0008962655           3,164,864                     1,449,500                 1,449,500                        0.16%

 US8900302089           22,373,763                   16,103,764                16,103,764                        7.31%


B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial         Expiration      Exercise/ Conversion        Number of voting rights      % of voting
instrument                date xiii       Period/ Date xiv            that may be acquired if      rights
                                                                      the instrument is
                                                                      exercised/ converted.
             N/A



Total (A+B)

Number of voting rights                                   % of voting rights

 65,864,556  (this total represents total ADRs converted      7.47%
into Ordinary share equivalents in addition to Ordinary shares held 1 ADR=4 ORDs)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:


13. Additional information:
                                                 c
14. Contact name:                    N C Porter, Company Secretary, Tomkins plc

15. Contact telephone number:                               +44 (0)20 8871 4544

Exhibit 9


TR-1:               NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying
issuer of existing shares to which voting rights are attached:                     Tomkins plc

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights                                                    Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights


Other (please specify):______________


3. Full name of person(s) subject to the                                Legal & General Group Plc (L&G)
notification obligation:


4. Full name of shareholder(s) (if different from 3.):                     Legal & General Assurance
                                                                        (Pensions Management) Limited
                                                                                    (PMC)


5. Date of the transaction (and date on which the                               14 November 2007
threshold is crossed or reached if different):


6. Date on which issuer notified:                                               19 November 2007


7. Threshold(s) that is/are crossed or reached:                               From 3% - 4% (L&G)










8. Notified details:



A: Voting rights attached to shares

Class/type of       Situation   previous  to  Resulting situation after the triggering transaction
shares              the           Triggering
                    transaction

if possible using
the ISIN CODE
                    Number of    Number of    Number    of  Number of voting rights   % of voting rights
                    Shares       Voting       shares
                                 Rights
                                              Direct        Direct       Indirect     Direct         Indirect

 ORD 5P             34,854,429   34,854,429   35,977,633    35,977,633                4.08

 ISIN Code

 GB0008962655




B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial         Expiration      Exercise/ Conversion        Number  of  voting   rights  % of voting
instrument                date            Period/ Date                that  may  be  acquired  if  rights
                                                                      the      instrument      is
                                                                      exercised/ converted.






Total (A+B)

Number of voting rights                                   % of voting rights

                 35,977,633                                                       4.08







9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:


Legal & General Group Plc (Direct and Indirect) (Group)


Legal & General Investment Management (Holdings) Limited
(LGIMH)(Direct and Indirect)


Legal & General Investment Management Limited (Indirect) (LGIM)


         Legal & General Group Plc (Direct) (L&G) (35,977,633- 4.08% = LGAS, LGPL & PMC)


Legal & General Investment Management (Holdings)           Legal & General Insurance Holdings Limited
Limited (Direct)(LGIMHD) (31,755,652 - 3.60% =             (Direct) (LGIH)
PMC)


Legal & General Assurance (Pensions Management)            Legal & General Assurance Society Limited
Limited  (PMC)(31,755,652 - 3.60% = PMC)                   (LGAS & LGPL)


                                                           Legal & General Pensions Limited (Direct)
                                                           (LGPL)




Proxy Voting:

10. Name of the proxy holder:                                                               N/A


11. Number of voting rights proxy holder will                                               N/A
cease to hold:


12. Date on which proxy holder will cease to                                                N/A
hold voting rights:






13. Additional information:                                    Notification using the total voting rights figure of
                                                                            881,613,541.



14. Contact name:                                            N C Porter, Company Secretary, Tomkins plc


15. Contact telephone number:                                            +44 (0)20 8871 4544

Exhibit 10


26 November 2007


Tomkins plc sells Dearborn Mid-West business

Tomkins plc announces today that it has sold its Dearborn Mid-West Conveyor Company, a leading provider of full-service, turnkey conveyor systems to automotive, industrial and parcel end-markets to Knox Lawrence International LLC, a New York based private equity group.

Headquartered in Taylor, Michigan, Dearborn Mid-West designs, fabricates and installs complex, highly engineered overhead conveyor systems, inverted power and free conveyor systems, skillet systems and automatic electrified monorail systems. The business is organisationally structured into three divisions, aligned by customer end-market. These divisions include Automotive & Industrial, Bulk Handling and Unit Handling. In 2006, the business had annual sales and gross assets of $189.0 million and $61.8 million respectively.

The sale of Dearborn Mid-West is in accordance with Tomkins' strategy to dispose of businesses that are considered to be non-core to the Group.

James Nicol, Chief Executive Officer of Tomkins, commented: "At the beginning of the year, we announced our intention to dispose of businesses that we identified as non-core to the future development of the Tomkins Group. I am pleased with the deal we have reached for the disposal of Dearborn Mid-West to Knox Lawrence International LLC. This is the third disposal we have announced this financial year and shows good progress against our stated objective."

Tomkins is a world class global engineering and machinery group with market and technical leadership across two business groups: Industrial & Automotive and Building Products.

Tomkins ordinary shares are listed on the London Stock Exchange under the symbol TOMK and also trade in ADR form on the New York Stock Exchange under the symbol TKS.


Enquiries:

Tomkins plc
Nina Delangle / Gareth Harries
Tel +44 (0) 20 8775153
ir@tomkins.co.uk

Finsbury PR Advisors
Rollo Head/ Robin Walker/ Clare Strange
Tel + 44 (0) 20 7251 3801
Rollo.Head@finsbury.com

Exhibit 11

Directorate change

The Board of Tomkins plc announces that Mr Iain Napier has resigned from the Board with effect from 13 December 2007.

Mr John McDonough will become Chairman of the Remuneration Committee.

Tomkins is a world class global engineering and machinery group with market and technical leadership across two business groups: Industrial & Automotive and Building Products.

Tomkins ordinary shares are listed on the London Stock Exchange under the symbol TOMK and also trade in ADR form on the New York Stock Exchange under the symbol TKS.

Enquiries:

Tomkins plc
Nina Delangle
Tel +44 (0) 20 8877 5153
ir@tomkins.co.uk

Finsbury PR Advisors
Rollo Head
Tel + 44 (0) 20 7251 3801
Rollo.Head@finsbury.com

Exhibit 12

31 January 2008

Tomkins plc - Voting Rights and Capital

In conformity with the FSA's Disclosure and Transparency Rules, Tomkins plc (the "Company") notifies the market of the following: Tomkins plc's capital consists of 884,106,772 Ordinary shares with voting rights. The Company holds 2,733,495 Ordinary shares in Treasury.

Therefore, the total number of voting rights in Tomkins plc is 881,373,277.

The above figure (881,373,277) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tomkins plc under the FSA's Disclosure and Transparency Rules. D P Burton Company Secretary Tomkins plc Tel. +44 (0)20 8871 4544

End.

Exhibit 13

Tomkins plc acquires A.E. Hydraulic (Pte) Ltd.



Tomkins plc announces today that it has acquired A.E. Hydraulic (Pte) Ltd., a provider of hydraulic and industrial hose solutions and services for the oil exploration industry in Asia. This acquisition builds on our Fleximak business and will enable Gates to accelerate its market expansion into the high-growth market for oil and gas exploration.

A.E. Hydraulic (Pte) Ltd. is based in Singapore and had annual sales and gross assets of approximately US$14.3 million and US$5.8 million respectively in 2007.



James Nicol, Chief Executive Officer of Tomkins, commented:

"I am pleased to announce this strategically important acquisition in Asia. A.E. Hydraulic (Pte) Ltd. provides our Gates business with a distribution network through which we can channel some of our other hose and fittings products, while building out our service platform in the high growth market for oil and gas exploration."

Tomkins is a world class global engineering and machinery group with market and technical leadership across two business groups: Industrial & Automotive and Building Products.

Tomkins ordinary shares are listed on the London Stock Exchange under the symbol TOMK and also trade in ADR form on the New York Stock Exchange under the symbol TKS.




Enquiries:

Tomkins plc Nina Delangle Tel +44 (0) 20 877 5153 ir@tomkins.co.uk

Finsbury PR Advisors  Rollo Head/ Robin  Walker/  Clare  Strange
 Tel + 44 (0) 20 7251 3801 Rollo.Head@finsbury.com

Exhibit 14

17 March 2008

Tomkins plc

Tomkins plc (the "Company") announces that, in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 13 June 2007, it purchased 950,000 of its Ordinary shares of 5 pence each ("shares") on 17 March 2008 at a price of 153.4158 pence per share.

The Company intends to hold these shares in Treasury. The Company purchased these shares in order that they can, at the relevant time, be allocated to employees under the Company's annual bonus incentive plan.

Following the purchase of these shares, the Company holds 3,683,495 of its shares in Treasury and has 880,423,277 shares in issue (excluding Treasury shares).

D P Burton
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544


END





                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  25 March, 2008

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Company Secretary